SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Form 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934


(Mark One)



[X]  Annual  report pursuant to Section 15(d) of the Securities Exchange  Act of
     1934
                For the year ended December 31, 1999

[ ] Transitional report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from          to

     Commission file number: 333-69713

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          The Delco Remy America Personal Savings Plan for
          Hourly-Rate Employees in the United States

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Delco Remy International, Inc.
          2902 Enterprise Drive
          Anderson, Indiana 46013

REQUIRED INFORMATION

A.       Financial Statements and Schedules:

                  Report of Independent Auditors

                  Statement of Net Assets Available for Benefits

                  Statement of Changes in Net Assets Available for Benefits

                  Notes to Financial Statements


B.       Exhibits

                  Consent of Independent Auditors

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

                                The Delco Remy America Personal Savings Plan for Hourly-Rate Employees in the United States(2) (Name of Plan)


Date June 28, 2000              Delco Remy America, Inc., Administrator


                                By:   /s/ Roderick English
                                    -----------------------------------------
                                      Roderick English, Senior Vice President
                                      Human Resources and Communications

Audited Financial Statements

The Delco Remy America Personal Savings Plan for Hourly-Rate Employees in the United States

December 31, 1999 and 1998 and Year Ended
December 31, 1999 with Report of Independent Auditors

                The Delco Remy America Personal Savings Plan for
                   Hourly-Rate Employees in the United States
                              Financial Statements

                    December 31, 1999 and 1998 and Year Ended
              December 31, 1999 with Report of Independent Auditors



                                    Contents


Report of Independent Auditors ..................................1


Financial Statements

Statements of Net Assets Available for Benefits..................2
Statement of Changes in Net Assets Available for Benefits........3
Notes to Financial Statements....................................4

                         Report of Independent Auditors



Plan Administrator
The Delco Remy America Personal Savings Plan for
Hourly-Rate Employees in the United States

We have audited the accompanying statements of net assets available for benefits of the Delco Remy America Personal Savings Plan for Hourly-Rate Employees in the United States as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended 1999, in conformity with accounting principles generally accepted in the United States.

                                                          /s/ Ernst & Young LLP
May 22, 2000

                                 The Delco Remy America Personal Savings Plan
                                for Hourly-Rate Employees in the United States

                                Statement of Net Assets Available for Benefits



                                                  December 31
                                            1999               1998
                                     --------------------------------------

Assets:
Interest in Delco Remy
    International Inc. Master Trust        $ 16,613,782                $ -
Mutual funds                                          -         11,453,838
Participant loans                               796,750            508,941

                                     --------------------------------------
Net assets available for benefits          $ 17,410,532       $ 11,962,779
                                     ======================================


See accompanying notes.

                          Statement of Changes in Net Assets Available for Benefits
                                         Year Ended December 31, 1999

Additions:
     Employee voluntary contributions                      $ 2,380,674
     Rollover contributions                                     39,144
     Plan income from Master Trust                           4,227,989
                                                 ----------------------
Total additions                                              6,647,807

Deductions:
     Participant withdrawals and distributions               1,197,889
     Administrative expenses                                     2,165
                                                 ----------------------
Total deductions                                             1,200,054
                                                 ----------------------
Net increase                                                 5,447,753
Net assets available for benefits:
     Beginning of year                                      11,962,779
                                                 ----------------------
     End of year                                          $ 17,410,532
                                                 ======================


See accompanying notes

                The Delco Remy America Personal Savings Plan for
                   Hourly-Rate Employees in the United States

                          Notes to Financial Statements

                                December 31, 1999





1. Significant Accounting Policies

Interest in Master Trust

Effective January 1, 1999, Delco Remy International, Inc. established the Delco Remy International, Inc. Master Trust ("Master Trust") to hold assets of the Delco Remy International 401(k) Retirement and Savings Plan and the Delco Remy America Personal Savings Plan for Hourly-Rate Employees in the United States ("Plan"). Existing investments of the Plan were transferred into the Master Trust upon its establishment. The Fidelity Management Trust Company ("Trustee") maintains an accounting of the assets associated with each Plan.

The Plan's investments in mutual funds at December 31, 1998 were valued at fair value based on the quoted market price as of the most recent valuation date at the end of the year. The participant loans are valued at their outstanding balances, which approximates fair value. Dividends on mutual funds are recorded as investment income on the date received.

With respect to the Plan's investments in the Master Trust, marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year, investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair value of participant units owned by the Master Trust in the collective funds are based on quoted redemption value on the last business day of the Plan's year-end.

Administrative Expenses

Cash management fees are paid by the Plan. All other administrative expenses are paid by Delco Remy America, Inc. ("Company").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                The Delco Remy America Personal Savings Plan for
                   Hourly-Rate Employees in the United States

                    Notes to Financial Statements (continued)


1. Significant Accounting Policies (continued)

Reclassification

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

2. Description of Plan

The Plan is a defined contribution plan which was established effective August 1, 1994 to provide retirement and other benefits to participants. The Plan covers substantially all hourly employees of the Company, who have attained seniority, which is defined in the applicable collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees may make voluntary contributions to their account through periodic payroll deductions at rates from 1% to 25% of gross pay. In addition, participants may elect to contribute from 1% to 100% of their share of the Company profit sharing distribution. The profit sharing contribution and payroll deductions combined cannot exceed the maximum contribution limitations established annually by the Internal Revenue Service.

Participants  may designate that their  contributions be deposited in any of the
investment   options   designated   by  the  Plan   administrator.   Participant
contributions vest immediately.

A participant may make a complete or partial hardship withdrawal of amounts held in his or her account. The withdrawal must be necessary in light of immediate and heavy financial needs of the participant. During the twelve months following a withdrawal, employee contributions are suspended.

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or one-half of the vested account balance. Loans bear interest at the Plan Trustee's prime rate. Payments on the outstanding loans must be made at least quarterly and the repayment period can range from twelve months to five years, unless the loan is for the purchase or construction of the participant's principal residence, in which case the repayment period is ten years.

                The Delco Remy America Personal Savings Plan for
                   Hourly-Rate Employees in the United States

                    Notes to Financial Statements (continued)

2. Description of Plan (continued)

The Company has the right to amend or terminate the Plan at any time.

More detailed information concerning the Plan may be found by consulting the Summary Plan Description which is available from the plan administrator.

3. Investments

The Plan's assets are held in a Master Trust established for the investment of the assets of the Plan and The Delco Remy International 401(k) Retirement and Savings Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company. The Trustee maintains a separate account reflecting the equitable share of each Plan in the Trust. At December 31, 1999, the Plan's interest in the net assets of the Master Trust was approximately 30%. Information relating to the Master Trust investments, investment gain (loss) and the Plan's interest therein is summarized below and on the following page:

     Net assets of Master Trust:
       Common stock                                          $     200,427
       Mutual funds                                             46,826,687
       Money Market                                              5,682,451
       Common\collective trusts                                  2,860,592
       Interest of affiliated plan in Master Trust             (38,956,375)
                                                         --------------------
     Plan's interest in Master Trust assets                   $ 16,613,782
                                                         ====================

                The Delco Remy America Personal Savings Plan for
                   Hourly-Rate Employees in the United States

                    Notes to Financial Statements (continued)

3. Investments (continued)

     Year ended December 31, 1999 Master Trust investment gain (loss):
       Interest and Dividend income                                                            $  3,755,351
       Net appreciation (depreciation) in fair value of investments:
         Common stock                                                                               (29,964)
         Mutual funds                                                                             8,079,813
        Investment income of affiliated plan in Master Trust                                     (7,577,211)
                                                                                          --------------------
     Plan's interest in Delco Remy International Inc. Master
         Trust investment income, net of administrative expenses                               $  4,227,989
                                                                                          ====================

The fair value of individual investments that represent 5% or more of Plan asset at December 31, 1998 were as follows:

                                                                                                Fair Value at
                                                                                              December 31, 1998
                                                                                          --------------------------
     Mutual funds:
       Vanguard Money Market Prime Portfolio Reserves, Inc.                                    $  2,697,652
       Vanguard Index 500 Trust                                                                   3,695,901
       Fidelity Emerging Growth Fund                                                              2,687,978
       Fidelity Balanced Fund                                                                     1,482,791

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 21, 1998 stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor had indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.